SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-35464

Caesarstone Ltd.

(Translation of registrant’s name into English)

Kibbutz Sdot Yam

MP Menashe

Israel 3780400

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed, Caesarstone Ltd. (the “Company”) and its subsidiaries, including Caesarstone USA, Inc., are defendants in multiple lawsuits alleging that fabricators contracted illnesses, including silicosis, through exposure to silica particles while fabricating the Company’s products.

On October 26, 2026, the jury rendered a verdict in one such case brought in the Superior Court of California, County of Los Angeles, Dennys Rene Rivas-Williams v. A&A Granite Marble, et al. (Case No. 23STCV08523), which is part of the coordinated silicosis proceeding (JCCP 5378). The jury found the Company liable and awarded the plaintiff approximately $67.3 million in damages. The Company was apportioned 69.1% of the fault, or approximately $46.5 million, if assessed without modification.

The Company is considering its available actions.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Files Nos. 333-180313, 333-210444, 333-251642 and 333-295843).

Cautionary Statement Regarding Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” within the meaning of federal securities laws. Words such as “believe,” “expect” and “intend” and similar expressions identify forward-looking statements, which include but are not limited to statements related to the Company’s expectations regarding post-trial remedies, an appeal and the ultimate outcome of the referenced lawsuit and other pending claims, the impact of the verdict on the Company’s financial condition and prospects, and the Company’s ability to obtain additional financing. This information is qualified in its entirety by the risks and uncertainties discussed under the sections “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2026, and in other documents filed by the Company with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: October 27, 2026	By: /s/ Nahum Trost Name: Nahum Trost Title: Chief Financial Officer